White Energy Company Limited
ABN: 62.071.527.083

Registered Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000
Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638
Project correspondence to:
PO Box 422,
North Sydney 2059
www.whiteenergyco.com

82-35073

May 29, 2007

Mr. Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: White Energy Company Limited
12g3-2(b) Information
File No. 82-30573

Dear Mr. Coco

Enclosed please find information that White Energy Company Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended. Enclosed under the index contained in Exhibit A accompanying this letter is a copy of all information and documents that White Energy, since May 11, 2007, has made public, distributed to its security holders or filed with the ASX or the ASIC (that was made public by the ASX or the ASIC).

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and

- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that White Energy Company Limited is subject to the Securities Exchange Act.

6/7

If you have any questions or comments, please call the undersigned on telephone +61 2 8248 1902.

Yours sincerely

Austin Cerkow
Strategic & Financial Analyst

EXHIBIT A

Information and documents made public, distributed to security holders of White Energy Company Limited (formerly Amerod Resources Limited) or filed with the ASX or the ASIC since May 11, 2007

Date	Document	Tab
24 May 2007	$4.35m Commonwealth Government Grant	1
23 May 2007	Ceasing to be a substantial holder	2

White Energy Company Limited
ABN: 62.071.527.083

Registered Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000
Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638
Project correspondence to:
PO Box 422,
North Sydney 2059
www.whiteenergyco.com

ASX RELEASE

24 May 2007

WHITE ENERGY'S CLEANER COAL TECHNOLOGY A$4.35 MILLION COMMONWEALTH GOVERNMENT GRANT

White Energy Company Limited (White Energy (ASX: WEC)) today announced its wholly owned subsidiary, Binderless Coal Briquetting Pty Ltd, has been offered a A$4.35 million Commercial Ready innovation grant by AusIndustry.

This grant is significant as it will enable White Energy to fast track the building of a new and enhanced demonstration plant. The new plant will improve White Energy's testing capabilities and in particular enable it to meet the rapidly growing demand from coal producers and power companies from around the world to process and test feedstock coal through the White Energy process.

White Energy Managing Director, Mr John Atkinson, said: "The cleaner coal technology upgrades high moisture coal into a higher quality, more emission compliant product through a patented protected upgrading process involving the drying and subsequent briquetting of sub-bituminous and lignite coals.

"The grant is a strong endorsement of our patented coal upgrading technology and demonstrates the Government's focus on cleaner coal technologies as a key platform of future energy policy," he said.

Today's announcement follows the announcement made earlier in the month regarding BHP Billiton's agreement to provide White Energy with a US$35 million seven year unsecured convertible funding facility to accelerate the roll-out of White Energy's patented coal upgrading technology. As part of the agreement BHP Billiton will act as White Energy's exclusive global marketing agent.

White Energy currently has joint ventures with PT Bayan Resources, a major coal miner in Indonesia, and the Adaro Group and Itochu Corporation, one of Indonesia's largest coal companies and a major Japanese trading house respectively to build coal upgrading plants in Indonesia. In addition, White Energy is also working with Datang International Power Generation Company in relation to the development of coal upgrading plants on Datangs coal deposits in China.

The technology

White Energy is the exclusive worldwide license holder of the binderless coal upgrading process that enhances relatively poor quality coal and significantly increases the coals energy efficiency. The patented process involves the crushing and drying of high

moisture coals, resulting in the reduction of the moisture content of the coal and converting the product into a higher energy content, stable product. The White Energy coal upgrading technology was developed by the Commonwealth Scientific Research Organisation (CSIRO) in conjunction with TraDet Inc, K.R. Komarek Inc and The Griffin Coal Mining Company Pty Ltd. Independent tests, by both expert engineers and coal producers, have proven the process to be more cost and operationally efficient than competing technologies. Advantages of the White Energy process involve creating a higher energy value coal; creating a physically and chemically stable product; significantly reducing transportation costs; and creating a higher value energy release with lower carbon emissions.

About the Commercial Ready program

Commercial Ready is an innovation grant program managed by AusIndustry that provides up to $200 million to Australian businesses each year. The program provides grants ranging from $50,000 to $5 million. Companies can apply for up to 50 per cent of project costs to develop their new product, process or service.

AusIndustry is the Australian Government's business program delivery division in the Department of Industry, Tourism and Resources which is headed by the Minister for Industry, Tourism and Resources, the Hon Ian Macfarlane MP.

Contact:

John Atkinson - Managing Director, White Energy Company Limited.

Tel: + 61 2 9251 1311

www.whiteenergyco.com

MEDIA RELEASE

IAN MACFARLANE

Minister for Industry, Tourism and Resources

24 May, 2007 07/208

$4.3M FOR HUNTER CLEAN-COAL R&D PROJECT

A new high-energy coal briquette which produces fewer emissions will be commercialised with help from a $4.3 million Australian Government *Commercial Ready* grant.

Australian Industry Minister, Ian Macfarlane, today announced the grant would help fund the construction of a demonstration plant, based in Cessnock, in the New South Wales Hunter Valley.

Mr Macfarlane said the project would create up to 30 jobs in the local Hunter community.

"Sydney company, Binderless Coal Briquetting Company Pty Ltd, in conjunction with CSIRO, has developed a process which reduces the moisture content of low-value coals while significantly upgrading the energy content," Mr Macfarlane said.

“It then converts the product into briquettes that can be handled and transported like normal coal.

“The new high-grade briquettes reduce production costs and enable higher energy output per units transported.

“This innovative briquette technology will provide significant environmental benefits, emitting fewer CO2 gases than the low-grade coal that it is derived from.

“Australia has an abundance of coal and it will continue to be a crucial part of our energy generation for decades to come. The key will be to ensure that we continue to invest in cleaner energy technology"

“That's why the Australian government is investing $275 million in low emission coal technologies across Australia.

"Projects like this ensure we are maximising our resource potential to the benefit of the Australian economy while lowering greenhouse gas emissions," Mr Macfarlane said. CMR07-290

Media Contact: Lisa Chalk 02 6277 7580 0409 476 619
Email: lisa.chalk@industry.gov.au Web site: www.minister.industry.gov.au

Form 605

Corporations Law
Section 671B

RECEIVED
[illegible] JUN -6 A 8:3[illegible]

Notice of ceasing to be a substantial shareholder

To: Company name/Scheme: **White Energy Company Limited**

1. Details of substantial holder (1)

Name: UBS Nominees Pty Ltd and its related bodies corporate

ABN (if applicable): 32 001 450 522

Ceased to be a substantial shareholder: 21 May 2007

The previous notice was dated: 30 August 2006

2. Changes in relevant changes

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of shares affected	Person's votes affected
N/A. As these holdings were held by UBS AG, London Branch on behalf of Prime Brokerage clients, there is no trading by UBS AG, London Branch to be reported.					

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are:

Name	Address
UBS Nominees Pty Ltd	Level 16, 2 Chifley Square, Sydney NSW 2000

Signature

Name: Peter Tillman

Capacity: Alternate Director

Signature: [signature]

Date: 22 May 2007

Director, secretary or substantial shareholder

END